Kenda K. Tomes 816.691.2419 DIRECT 816.412.9338 DIRECT FAX ktomes@stinson.com

January 20, 2011

Christian N. Windsor
Senior Counsel, Legal
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Pioneer Financial Services, Inc. Post-effective amendment to Form S-1 Filed: 12/20/2010 File No. 333-168109

Dear Mr. Windsor:

We are in receipt of your letter dated January 13, 2011 to Thomas H. Holcom of Pioneer Financial Services, Inc. (“PFS”) under which the United States Securities and Exchange Commission (the “SEC”) has requested certain information regarding the above referenced post-effective amendment to Form S-1 (the “Request Letter”).  Pursuant to this letter, on behalf of PFS, we are responding to the Request Letter.  To facilitate our response, we have set forth (in italics and bold) each information request listed in the Request Letter and are providing PFS’ responses below such information request.

General Comments On This Filing

REQUEST NO. 1. Revise the cover page of the prospectus to provide all information that is currently blank, including the termination date of the offering.

RESPONSE: We will revise the cover page of the prospectus to provide all information that is currently blank, including the termination date of the offering.

REQUEST NO. 2. Revise the cover page of the prospectus to provide current details on the offering, including the total amount sold in the offering as of a recent date.

Christian N. Windsor
January 20, 2011

RESPONSE: We will revise the cover page of the prospectus to provide current details on the offering, including the total amount sold in the offering as of a recent date.

REQUEST NO. 3. Since many of your loans are made to members of the armed forces, please advise the staff how you concluded that the Service Members Relief Act does not have a material effect upon your current operations or represent a potential material impact upon your cash flows or results of operations.

RESPONSE: PFS is in the business of purchasing consumer and retail installment loans from various venders which loans have been made primarily to active duty and retired military service members.  Accordingly, the two provisions of Servicemembers Civil Relief Act which potentially impact PFS’ business are 50 U.S.C. App. 572(a)(1), regarding the limitation on interest rates on debts incurred before military service ("Interest Rate Limitation"), and 50 U.S.C. 532(a)(2), regarding certain protections under installment contracts for purchases of personal property (the “Installment Contract Limitation”).  However the effect of each of these sections is not material to the loans PFS acquires because PFS primarily acquires loans made to service members after the service member has entered military service.

 As set forth at 50 U.S.C. App. 572((a)(1), the Interest Rate Limitation applies only to obligations or liabilities incurred before the service member enters military service.  Likewise, as set forth at 50 U.S.C. 532(a)(2), the Installment Contract Limitation only applies to contacts for which a deposit or installment has been paid by the service member before the service member enters military service.

 PFS primarily purchases consumer loans from its affiliate, the Military Banking Division of MidCountry Bank (a wholly-owned subsidiary of PFS' parent, MidCountry Financial Corporation), which loans meet the underwriting criteria of PFS requiring that borrowers be active-duty or career retired military personnel or U.S. Defense Department employees.  PFS also purchases retail installment contracts resulting from the sale of consumer goods to active-duty or career retired military personnel or U.S. Defense Department employees.  As of September 30, 2010 and December 31, 2010, less than 3% of loans PFS purchases had been made to reservists, career retired military personnel, U.S. Defense Department employees or others that are not currently in military service  As a result, more than 97% of the loans or installment contracts that PFS purchases would not have the potential to be subject to either the Interest Rate Limitation or the Installment Contract Limitation.  This is in contrast to a financial institution making loans to the general public, which institution potentially could face exposure to the Interest Rate Limitation or the Installment Contract Limitation on up to 100% of its loans.

Christian N. Windsor
January 20, 2011

 Accordingly, PFS has concluded that the Service Members Relief Act does not have the potential to have a material effect upon its current operations or represent a potential material impact upon its cash flows or results of operations.

REQUEST NO. 4. Provide us with a description of how the renewal is covered by this registration statement, or provide your analysis supporting your conclusion that the sales of notes as part of your renewal process are exempt from registration.

RESPONSE: PFS treats each renewal as an issuance of a new security covered by the registration statement and counts such renewal against the aggregate amount of securities that remain available to be sold pursuant to the registration statement.  If PFS does not currently have an effective registration statement with registered securities available, PFS does not renew any maturing investment notes.  Prior to the renewal and as more fully described in Response to Request No. 5, PFS delivers the current prospectus and all applicable prospectus supplements to the investment note holder whose investment notes are coming up for renewal.

REQUEST NO. 5. Please tell us whether there is any limitation on the number of times that a particular note can be extended. If there is not a limitation please identify how Pioneer has concluded that they have a meaningful manifestation of the investor’s intent to continue their investment in your notes beyond the contractual maturity of the notes that they purchased.

RESPONSE:  No express limitation on the number times a particular note can be extended currently exists. However, renewals are not permitted if PFS does not currently have an effective registration statement with available unsold securities or if the investor notifies PFS that the investor is not interested in renewing but prefers repayment of the investment note.  Below we describe the process for renewal.

 At the beginning of the month prior to the maturity of an investment note, PFS sends a letter to those investors residing in those states where PFS is permitted to offer investment notes notifying them of the process for renewing or redeeming the investment notes.  For those investors eligible to renew the investment notes, PFS also includes a copy of a current prospectus and current rate supplement.  During the month preceding the maturity date, a representative of PFS attempts to make telephonic contract with each of the investors.

 In addition, PFS periodically sends communications to holders of the investment notes that contains the following notice:

Christian N. Windsor
January 20, 2011

We would also like to take this opportunity to remind anyone who has purchased our investment notes that these notes automatically renew 20 days after maturity unless you have notified us in writing that you want to be repaid. It is your responsibility to inform us if you have moved, or will be away from home for an extended period of time and want your quarterly reports, checks, and renewal notices sent to an alternate address. This will help us get all reports, checks, correspondence, and renewal notices to you on a timely basis.”

If PFS receives returned interest checks sent by it to a note holder, PFS will attempt to locate such note holder.  If PFS is unable to locate such note holder or if the note holder has not subsequently provided PFS with a new mailing address or affirmative notice of renewal, PFS will not renew the maturing investment note.  If, however, PFS does not receive returned interest checks sent to a Noteholder, PFS will renew the maturing investment note in accordance with the Indenture.

At the time of the initial purchase of an investment note, the investor does not make a decision about renewing the investment note, but merely makes an agreement regarding the manner in which the investor will or will not renew the investment note.  That manner of investment decision has been fully disclosed to potential investors on page 39 of the initial registration statement, declared effective on January 21, 2010, and on page 33 of the post effective amendment filed on December 21, 2010.  This manner of investment decision is contained at Section 2.2(d) of the Second Amended and Restated Indenture.  When the investor purchases an investment note, such purchaser agrees that the note will renew 20 days after maturity unless the investment note holder has requested repayment.

The SEC has indicated that state law principles are significant with regard to contract formation for the sale of securities and that there are no significant conflicts between state contract law and federal law regarding the elements of formation of a contract.1  The Restatement (Second) of Contracts acknowledges that the failure to act may manifest the intention to enter into a contract if the party knows that the other party may infer from his conduct that he agrees to be bound.2  Silence and inaction can operate to form a contract “[w]here the offeror has . . .given the offeree reason to understand that assent may be manifested by silence or inaction.”3  Here, the parties have agreed at the time the original agreement was entered into that the investment note would automatically renew unless notice of termination was provided, so silence and

1 See SEC Rel. No. 33-8591 at 181 (Jul. 19, 2005).
2 Restatement (Second) of Contracts §19.
3 Id. §69(b).

Christian N. Windsor
January 20, 2011

inaction on the part of the holder of a maturing investment note are sufficient for the formation of a contract under state law for the sale of a new investment note on the terms set forth at the time of the sale of the maturing investment note.  Lapsing of time particularly when coupled with notice of maturity and renewal along with a current prospectus is a permissible method of making an investment decision to purchase in securities because it reflects the agreement of the parties as to how such investment decision is to be made.

Discussions as to when a purchase or sale of securities has occurred also can be found in the context of Rule 10b-5 actions as described below.

As in all cases, whether a sale or purchase has been made turns on the facts involved in the case.  However, the United States Court of Appeals for the Second Circuit when deciding an action involving potential insider trading in a case where the commitment to sell occurred prior to receiving the material non-public information held that the time of a ‘purchase or sale’ of securities within the meaning of Rule 10b-5 is to be determined as of the time when the parties to the transaction are committed to one another . . . ‘Commitment’ is a simple and direct way of designating the point at which, in the classical contractual sense, there was a meeting of the minds of the parties; it marks the point at which the parties obligated themselves to perform what they had agreed to perform even if the formal performance of their agreement is to be after a lapse of time.4

The definition of purchase or sale found in the Radiation Dynamics decision is not limited simply to actions under Rule 10b-5, but has also been used by other courts in determining whether the statute of limitations on a Rule 10b-5 action has run.5

As stated above, investors in the investment notes have agreed that these notes will renew if certain conditions have been met.  Lapsing of time is just one of those conditions, but is a permitted condition as reflected in Radiation Dynamics.

 4 Radiation Dynamics, Inc. v. Lawrence Goldmuntz et al., 464 F.2d 876, 891 (U.S. Ct. App., 2nd Cir., 1972) (emphasis added);  See also, Goodman v. Epstein, 582 F.2d 388, 410-14 (U.S. Ct. App., 7th Cir., 1978) cert. denied, 440 U.S. 939 (this definition of purchase and sale was an element of the decision rendered in Goodman, but not the main issue adjudicated.
 5 See Richard & Valerie Adams et al. v. Cavanagh Communities Corp., et al. 847 F. Supp. 1390, 1403 (1994).

Christian N. Windsor
January 20, 2011

Further, as stated above, renewal of the investment note is conditioned on the appropriate notice being sent to the note holder along with a copy of the current Section 10 Prospectus.  Therefore, sending of this notice with the Section 10 Prospectus and the lapse of time is the evidence that an investment decision has been made.  This method of investment decision is in the form as agreed by the parties when the investor originally purchased the investment note.

REQUEST NO. 6. Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In connection with these responses, PFS acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve PFS from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	PFS may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PFS appreciates the staff’s efforts in assisting PFS in its compliance with applicable disclosure requirements and enhancing the overall disclosure in its filings with the Commission.  We will call you in a few days to find a a mutually-agreeable time to discuss the issues set forth in this letter more fully.  In the meantime, if you have any questions concerning this letter or if you

Christian N. Windsor
January 20, 2011

would like any additional information, please do not hesitate to call me at (816) 691-2419.

Very truly yours,

STINSON MORRISON HECKER LLP

/s/ Kenda K. Tomes

Kenda K. Tomes

KKT:pm

Enclosures

cc:	Laura V. Stack

AFFIDAVIT

The undersigned hereby certifies that the statements contained herein, all of which were prepared with the assistance of employees and consultants upon whom I have relied, represent to the best of my knowledge and belief true and correct information regarding the matters discussed in these statements.

Executed on January 20, 2011.

PIONEER FINANCIAL SERVICES, INC.

By:	/s/ Laura V. Stack
Laura V. Stack
Chief Financial Officer

ACKNOWLEDGMENT

STATE OF MISSOURI)
) ss.
COUNTY OF JACKSON)

On this 20th day of January, 2011, before me, the undersigned notary public, appeared Laura V. Stack, individually and as Chief Financial Officer of Pioneer Financial Services, Inc., known to me to be the person whose name is subscribed to the within instrument and acknowledged that each executed the Affidavit for the purposes therein contained.

IN WITNESS WHEREOF, I hereunto set my hand and official seal the day and year written above.

/s/ Amanda J. Heimgartner
Notary Public in and for said State

 My Commission Expires:

October 19, 2014